Securities and Exchange Commission

                              Washington, DC 20549

                        Rule 13e-3 Transaction Statement

           Under Section 13(e) of the Securities Exchange Act of 1934



                                Amendment  No. 3


                                      to

                                 Schedule 13E-3


                        United Tennessee Bankshares, Inc.

                              (Name of the Issuer)


                        United Tennessee Bankshares, Inc.

                          United Tennessee Merger Corp.

                               Richard G. Harwood

                                J. William Myers

                                 Tommy C. Bible

                                William B. Henry

                               Ben W. Hooper, III

                               Robert L. Overholt

                                 Robert D. Self

                      (Name of Person(s) Filing Statement)


                           Common Stock, no Par Value

                         (Title of Class of Securities)


                                 Not Applicable

                      (CUSIP Number of Class of Securities)


                               Richard G. Harwood
                                    President
                        United Tennessee Bankshares, Inc.
                                 344 W. Broadway
                          Newport, Tennessee 37821-0249
                                 (423) 623-6088

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:
                         Linda M. Crouch-McCreadie, Esq.
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37604
                                 (423) 921-0181


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This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer. d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: []


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                                  INTRODUCTION


This Amendment No. 3 to Rule 13e-3  Transaction  Statement (the  "Statement") on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by United Tennessee Bankshares, Inc., a Tennessee corporation ("United Tennessee" or the "Company"), United Tennessee Merger Corp., a Tennessee corporation and the Company's wholly-owned subsidiary (the "Merger Corp."), Richard G. Harwood, J. William Myers, Tommy C. Bible, William B. Henry, Ben W. Hooper, III, Robert L. Overholt and Robert D. Self (collectively, the "Individuals"), who are the directors and executive officers of both the Company and Merger Corp., pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of June 17, 2005 (the "Merger Agreement"), by and between the Company and the Merger Corp. A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company (as amended and including all annexes thereto, the "Proxy Statement").

The Company has filed with the Securities and Exchange Commission the preliminary Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Annual Meeting of Shareholders of the Company at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

All information contained in this Schedule 13E-3 concerning the Company and the Merger Corp. has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.



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ITEM 1.SUMMARY TERM SHEET

The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger" is incorporated herein by reference.


ITEM 2.SUBJECT COMPANY INFORMATION.


(a). The name of the subject company is United Tennessee Bankshares, Inc. The address of the principal executive offices of the Company is 344 W. Broadway, Newport, Tennessee 37821-0249. The Company is a registered bank holding company.


(b).The information set forth in the Proxy Statement under "NOTICE OF ANNUAL MEETING OF SHAREHOLDERS" and "Information About the Annual Meeting - Who Can Vote?" is incorporated herein by reference.


(c).-(d).The information set forth in the Proxy Statement under "Per Share Market Price" is incorporated herein by reference.

(e).Not applicable.


(f).The information set forth in the Proxy Statement under "Per Share Market Price" is incorporated herein by reference.


ITEM 3.IDENTITY AND BACKGROUND OF FILING PERSON.

(a).-(b).The information set forth in the Proxy Statement under "Directors and Executive Officers of United Tennessee and Merger Corp." and "Determination of Fairness by Merger Corp. and the Directors and Officers of United Tennessee and Merger Corp." is incorporated herein by reference.

(c).The information set forth in the Proxy Statement under "Proposal 2 -- Election of Directors" and "Directors and Executive Officers of United Tennessee and Merger Corp." is incorporated herein by reference.

(d).Not applicable.

ITEM 4.TERMS OF THE TRANSACTION.

(a).The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger"; "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Opinion of Financial Advisor"; "Material U.S. Federal Income Tax Consequences of the Going Private Merger"; and "The Merger Agreement" is incorporated herein by reference.

(b).Not applicable.

(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

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

(d).The information set forth in the Proxy Statement under "Dissenters Rights" is incorporated herein by reference.

(e).No provision is being made in connection with the Going Private Merger to grant unaffiliated shareholders access to the filing persons' files or to obtain counsel or appraisal services at the expense of the filing persons.

(f).Not applicable.

ITEM 5.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a).Not applicable.

(b)-(c). The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal" and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

(e). The information set forth in the Proxy Statement under "Stock Ownership of United Tennessee" is incorporated herein by reference.

ITEM 6.PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private
     Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(b).The information set forth in the Proxy Statement under "Effects of the Going Private Merger"; "Conduct of United Tennessee's Business after the Going Private Merger"; and "The Merger Agreement" is incorporated herein by reference.

(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(d).Not applicable.

ITEM 7.PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(b).-(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

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

(d).The information set forth in the Proxy Statement under "Effects of the Going Private Merger" and "Material U.S. Federal Income Tax Consequences of the Going Private Merger" is incorporated herein by reference.

ITEM 8.FAIRNESS OF THE TRANSACTION.

(a)-(e).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; "Determination of Fairness by Merger Corp. and the Directors and Officers of United Tennessee and Merger Corp."; "Per Share Market Price"; and "Opinion of Financial Advisor" is incorporated herein by reference.

(f).Not applicable.

ITEM 9.REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(b).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "Opinion of Financial Advisor" is incorporated herein by reference.

(c). The Opinion of Financial Advisor, attached as Annex B to the Proxy Statement is incorporated herein by reference. The reports of Triangle Capital Partners, LLC, dated November 4, 2004, January 15, 2005 and April 12, 2005 were previously filed as Exhibits.

ITEM 10.SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b).The information set forth in the Proxy Statement under "Source and Amount of Funds for the Going Private Merger" is incorporated herein by reference. No alternative financing arrangements or plans have been made to finance the Going Private Merger.

(c).The information set forth in the Proxy Statement under "Fees and Expenses of the Going Private Merger" is incorporated herein by reference.

(d).Not applicable.

ITEM 11.INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a).The information set forth in the Proxy Statement under "Per Share Market Price"; "Interests of Officers and Directors in the Going Private Merger";
     and  "Stock  Ownership of United Tennessee"  is  incorporated   herein  by
     reference.

(b).Not applicable.

ITEM 12.THE SOLICITATION OR RECOMMENDATION.

(d)-(e).The information set forth in the Proxy Statement under "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

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ITEM 13.FINANCIAL STATEMENTS.

(a).The financial statements, and the notes thereto, of United Tennessee set forth in United Tennessee's annual report on Form 10-KSB for the year ended December 31, 2004, filed with the SEC on April 1, 2005, and the financial statements, and the notes thereto, of United Tennessee set forth in United Tennessee's quarterly report on Form 10-QSB for the quarter ended June 30, 2005, filed with the SEC on August 8, 2005, is incorporated herein by reference.

(b).The information set forth in the Proxy Statement under "Summary Unaudited Pro Forma Consolidated Financial Information"; "Selected Per Share Financial Information"; "Effects of the Going Private Merger"; and "Index to Financial Statements" is incorporated herein by reference.

(c). The   information  in  the  Proxy   Statement   under  "Summary   Financial
     Information" is incorporated herein by reference.

ITEM 14.PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b).The information set forth in the Proxy Statement under "Cost of Solicitation" is incorporated herein by reference.

ITEM 15.ADDITIONAL INFORMATION.

(b).The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.EXHIBITS.


(a)(1). Preliminary Proxy Statement on Schedule 14A, as amended, of the Company, as filed with the Commission on September 19, 2005.*
(a)(2). Current Report on Form 8-K containing press release issued April 14, 2005, incorporated herein by reference.
(c)(1). Form of opinion of Triangle Capital Partners Investment Banker (included as Annex B to the Company's Proxy Statement filed as part of the
        Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*
(c)(2). Triangle Capital Partners presentation to United Tennessee Bankshares, Inc., dated November 4, 2004 (previously filed).
(c)(3). Triangle Capital Partners presentation to United Tennessee Bankshares, Inc., dated January 15, 2005 (previously filed).
(c)(4). Triangle Capital Partners presentation to United Tennessee Bankshares, Inc., dated April 12, 2005 (previously filed).
(d)(1). Agreement and Plan of Merger dated as of June 17, 2005 by and between the Company and United Tennessee Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*
(e)(1). Form of Tax Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (previously filed).
(f)(1). Sections 48-21-101 through 48-23-302 of Tennessee Business Corporation Act (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

*Incorporated by reference to the Company's Preliminary Proxy Statement, as amended, on Schedule 14A, as filed with the Commission on September 19, 2005.



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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    UNITED TENNESSEE BANKSHARES, INC.

                                /s/ Richard G. Harwood
                                    President and Chief Executive Officer
                                    Dated: September 19, 2005
                                    Printed Name:  Richard G. Harwood

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    UNITED TENNESSEE MERGER CORP.

                                /s/ Richard G. Harwood
                                    President and Chief Executive Officer
                                    Dated: September 19, 2005
                                    Printed Name: Richard G. Harwood

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                   /s/ Richard G. Harwood
                                       Dated: September 19, 2005
                                       Printed Name:  Richard G. Harwood

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                    /s/ J. William Myers
                                        Dated: September 19, 2005
                                        Printed Name:  J. William Myers

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                   /s/ Tommy C. Bible
                                       Dated: September 19, 2005
                                       Printed Name:  Tommy C. Bible

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                   /s/ William B. Henry
                                       Dated: September 19, 2005
                                       Printed Name:  William B. Henry

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                    /s/ Ben W. Hooper, III
                                        Dated: September 19, 2005
                                        Printed Name:  Ben W. Hooper, III

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                    /s/ Robert L. Overholt
                                        Dated: September 19, 2005
                                        Printed Name:  Robert L. Overholt

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                   /s/ Robert D. Self
                                       Dated: September 19, 2005
                                       Printed Name:  Robert D. Self